UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Group Reports Fiscal 2006 Second Quarter Results and Strategic Advances

 Company Cites Successful Execution of Key Strategic Initiatives for Revenue Growth and Expansion of Film and Television Production Pipeline

TORONTO--(MARKET WIRE)--April 13, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (Toronto: PAE.LV - News), today announced results for its fiscal second quarter, the three and six-month period ended February 28, 2006.

The Company's revenue totalled CAN$3.7 million for the quarter, compared with CAN$1.7 million for the fiscal second quarter of the prior year.  Peace Arch reported a net loss of CAN$0.7 million, or CAN$0.04 per diluted share for the three months ended February 28, 2006, compared to a net loss of CAN$0.5 million, or CAN$0.03 per diluted share for the comparable fiscal '05 period.  The increase in revenues compared to the same period of the prior year is primarily a result of sales generated from the new home entertainment business.

Peace Arch reported a net loss of $1.4 million, or $0.07 per diluted share, for the six months ended February 28, 2006, compared with net losses of $1.1 million, or $0.06 per diluted share for the prior years six month period.

"We're excited to report the successful launch of a number of our long-term strategic initiatives to continue the expansion of our film and television production pipeline, such as the acquisition of kaBOOM! Entertainment Inc. earlier this quarter," said Peace Arch CEO Gary Howsam.  "Our financials and business achievements reflect our investment in the Company and our aggressive program to build a strong and diversified base for long-term high-growth revenues and shareholder value."

As an emerging company in the film and television industries, Peace Arch's quarterly results tend to fall unevenly throughout the year, with financial results dependent upon the number and timing of projects completed and delivered during a given period.  It is expected that this uneven pattern of results will be mitigated by kaBOOM! Entertainment's business of selling videocassettes, DVD's and ancillary merchandise to retailers and mass merchandisers, which tends to have a more evenly dispersed pattern of sales.  At present, the Company is supporting the financing and distribution of an ongoing slate of feature films in the horror, thriller and action genres, of which six are currently in post-production. The Company is also in post-production on two theatrical films and one cable television movie, all of which will be completed and delivered before the end of fiscal '06. Management expects the positive impact of these developments to be reflected in its operating results during fiscal '06.

Recent news:

➢

The Company is currently financing and distributing two new films. The first, a thriller for Lifetime Networks called "The Stranger Game," stars Mimi Rogers. The second, a sci-fi/action title called "U.K.M.: The Ultimate Killing Machine," stars Michael Madsen and is the sixth film being distributed under the Company's new Archetype Films banner.

➢

On March 30, 2006, Comerica agreed to convert its US$1,075,000 loan for 215,000 shares of the Company's common stock.

➢

The Company has entered into a long-term representation deal with Rogers Media's OMNI Television division to handle worldwide sales of their extensive television program library. The growing library currently consists of more than 350 episodes totaling more than 300 hours of programming. Included in the library are the series "Soccer in the New World" which consists of two 1-hour episodes; "The History of Language" five 1-hour episodes, "Spirit Of The Arts" six ½-hour episodes, "Veggie Table" more than 50 ½-hour episodes; "Medical Intelligence" 114 1-hour episodes; and "Call For Help", which consists of more than 180 1-hour episodes. Also included in the library are more than 10 specials.

Fiscal Q2 highlights:

➢

On December 30, 2005 the Series I Preferred Shareholders exercised a total of 1,435,897 preferred share purchase warrants to purchase 1,435,897 Series II Preference Shares at a price of US$0.50 per share resulting in proceeds to the Company of US $717,948.

➢

The Company acquired kaBOOM! Entertainment Inc., one of the leading independent home entertainment studios in Canada

➢

Peace Arch completed principal photography on the following pictures that it is distributing:

➢

"Delirious," a romantic comedy starring Steve Buscemi, Michael Pitt, Alison Lohman and Gina Gershon.

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 "Chapter 27," starring Jared Leto and Lindsay Lohan in a drama exploring the 1980 murder of John Lennon.

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"The Last Sect" starring David Carradine as a descendant of the legendary vampire hunter Van Helsing, is about a group of seductive female vampires who use an internet dating service to recruit their victims.

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"5ive Girls" starring Ron Perlman is about five wayward teens sent to an all-girls reform school where they discover their own supernatural powers and battle an ancient demon.

For full Financial Statements, Note Disclosure and MD&A, please refer to the Company's filings, which are available at: www.sedar.com and www.sec.gov/edgar.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment creates, produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the kaBOOM! Entertainment banner, is one of the leading distributor of DVDs and related products in Canada. The Company is publicly traded on the American and Toronto Stock Exchanges under the symbol PAE.

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Trilogy Capital Partners Paul Karon, Toll-free: 800-592-6067 paul@trilogy-capital.com

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	February 28 2006 $	August 31 2005 $
	(unaudited)	(audited)
Assets

Cash and cash equivalents	699	1,428

Accounts and other receivables	14,096	13,022

Inventory	2,062	-

Investment in film and television programming	25,330	15,559

Prepaid expenses and deposits	435	163

Property and equipment	606	399

Intangible assets	1,755	-

Deferred financing costs	604	-

Goodwill	4,285	-

Restricted term deposits	19,694	20,597
	69,566	51,168

Liabilities

Accounts payable and accrued liabilities	10,430	4,519

Acquisition payable	3,202	-

Term loan	3,500	-

Production loans	22,447	16,038

Deferred revenue	490	523

Obligation to issue shares	142	142

Revenue guarantee obligation	19,694	20,597
	59,905	41,819

Shareholders' Equity

Capital stock	11,745	9,889

Contributed surplus	2,602	2,342

Warrants	464	693

Other paid-in capital	680	680

Deficit	(5,830)	(4,255)

	9,661	9,349
	69,566	51,168

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

(unaudited)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended February 28		Six Months Ended February 28
	2006 $	2005 $	2006 $	2005 $
	(unaudited)	Restated (unaudited)	(unaudited)	Restated (unaudited)

Revenue	3,661	1,706	4,570	4,804

Expenses
Amortization of investment in film and television programming and other production costs	2,354	1,097	3,186	4,030
Selling, general and administrative	1,671	933	2,691	1,772

	4,025	2,030	5,877	5,802

Loss from operations before the undernoted	(364)	(324)	(1,307)	(998)

Interest income	244	273	496	532
Interest expense	(658)	(390)	(1,088)	(728)
Other amortization	(70)	(23)	(90)	(27)
Foreign exchange gain (loss)	97	(83)	506	(28)
Gain on sale of asset	10	32	43	32
Recovery of selling, general and administration expenses	-	30	-	149
Non-controlling interest	-	(14)	-	(14)

Loss before income taxes	(741)	(499)	(1,440)	(1,082)

Income tax recovery	-	-	-	-

Loss for the period	(741)	(499)	(1,440)	(1,082)

Loss per common share

Basic	(0.04)	(0.03)	(0.07)	(0.06)

Diluted	(0.04)	(0.03)	(0.07)	(0.06)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(unaudited)

(expressed in thousands of Canadian dollars)

	Three Months Ended February 28		Six Months Ended February 28
	2006 $	2005 $ (Restated)	2006 $	2005 $ (Restated)

Deficit - Beginning of period	(5,013)	(36,025)	(4,255)	(35,442)

Effect of adoption of Accounting Guideline -15	-	53	-	53

Preferred stock dividend	(76)	-	(135)	-

Loss for the period	(741)	(499)	(1,440)	(1,082)

Deficit - End of period	(5,830)	(36,471)	(5,830)	(36,471)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(unaudited)

(expressed in thousands of Canadian dollars)

	Three Months Ended February 28		Six Months Ended February 28
	2006 $	2005 $ (Restated)	2006 $	2005 $ (Restated)

Cash flows from operating activities
Loss for the period	(741)	(499)	(1,440)	(1,082)
Items not affecting cash
Amortization of film and television programming	637	920	1,176	3,756
Other amortization	70	23	90	26
Amortization of deferred financing costs	112	-	112	-
Gain on sale of asset	(10)	(32)	(43)	(32)
Stock based compensation	187	220	243	220
Non-controlling interest	-	14	-	14
Investment in film and television programming	(5,952)	(4,723)	(10,455)	(5,133)
Changes in non-cash operating working capital, net of acquisitions	829	2,854	2,706	(1,339)

	(4,868)	(1,223)	(7,611)	(3,570)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired	(3,176)	-	(3,176)	-
Property and equipment purchases	(95)	(2)	(127)	(24)

	(3,271)	(2)	(3,303)	(24)

Cash flows from financing activities
Preferred stock dividends	(76)	-	(135)	-
Issuance of term loan	3,500	-	3,500	-
Issuance of Series II Preferred shares	827	-	827	-
Deferred financing costs	(416)	-	(416)	-
Issuance of production loans	6,638	6,283	13,076	9,906
Repayment of production loans	(2,154)	(3,952)	(6,667)	(5,819)

	(8,319)	2,331	10,185	4,087

Increase (decrease) in cash and cash equivalents	180	1,106	(729)	493

Cash and cash equivalents - Beginning of period	519	871	1,428	1,484

Cash and cash equivalents - End of period	699	1,977	699	1,977

Supplemental cash flow information
Interest paid	261	69	838	313

Non-cash transactions
Warrant costs attributed to issuance of Series II Preference shares	229	-	229	-
Acquisition payable for purchase of kaBOOM! Entertainment Inc.	3,202	-	3,202	-
Issuance of common shares for purchase of kaBOOM! Entertainment Inc.	500	-	500	-
Issuance of common shares for deferred financing costs	300	-	300	-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 13, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

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D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

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